Exhibit 99.3

23 March 2023

Subject: Galapagos AGM 2023

Dear shareholders and holders of subscription rights,

In 2022, Galapagos (the “Company”) embarked on a new chapter under the leadership of Dr. Paul Stoffels*, who was appointed as CEO, effective 1 April 2022. As approved at our Shareholders’ Meetings in April 2022, we implemented a one-tier governance structure and Dr. Paul Stoffels was appointed as a member of the Board of Directors (“Board”) of the Company, and the Board subsequently appointed Dr. Paul Stoffels as its Chair. The Board believes that the one-tier governance structure and the combined Chair/CEO role allows Galapagos to fully leverage the leadership of Dr. Paul Stoffels and to efficiently set and implement the Company’s direction and strategy, including for business development opportunities.

On the appointment of a Lead Non-Executive Director

During the Company’s discussions with certain shareholders about its new structure in advance of the 2022 Shareholders’ Meetings, many shareholders expressed alignment with the Company’s new structure and strategy but desired assurances that Board oversight would remain independent. To ensure appropriate oversight of the CEO and management on behalf of the Company‘s shareholders, the Board decided to appoint a Lead Non-Executive Director (“LNED”) if and as long as the CEO serves as Chair.

The role and responsibility of the LNED is to ensure the independence of the Board from the Chair/CEO and executive management, to act as the principal liaison between the non-executive members of the Board and the Chair/CEO and to support the Chair/CEO. The LNED has the authority to call meetings of the non-executive directors at any time and is also automatically the Vice-Chair of the Board. A detailed summary of the roles and responsibilities of the LNED is included in our Corporate Governance Charter which is available on our website.

On 21 March 2023, the Board appointed Jérôme Contamine as new LNED, replacing Dr. Rajesh Parekh who was appointed by the Board as LNED in 2022 to ensure a smooth transition to Dr. Paul Stoffels as the new Chair. Mr. Contamine has been anon-executive independent member of the Company’s Board since 26 April 2022. Mr. Contamine served as Chief Financial Officer of Sanofi for more than nine years, from 2009 until 2018, and prior to Sanofi, Mr. Contamine held roles such as CFO and performed operating functions and auditor functions at other companies and organizations. With Mr. Contamine’s deep expertise overseeing the Company’s strategy and operations, the Board is convinced that he is very well positioned to safeguard and oversee the independence of the Board on behalf of the Company’s shareholders.

On our Remuneration Policy

On 26 April 2022, the shareholders approved an amended version of the Company’s Remuneration Policy. Related remuneration decisions for the 2022 fiscal year were taken in accordance with the approved Remuneration Policy.

While our Remuneration Policy is approved for a period of four years, we noted that a number of shareholders did not support the proposal. We intend to review our Remuneration Policy and disclosure approach based on evolving best practices as well as feedback received from certain shareholders during an extensive listening tour in 2022. We will continue to consult with our shareholders, and we aim to present the outcomes of this review as part of the materials brought to our shareholders at the Annual Shareholders’ Meeting to be held in 2024.

We thank our shareholders for their continued feedback and support and look forward to continuing our dialogue as we roll out our corporate strategy, including Environmental, Social and Governance (”ESG”) related aspects.

Respectfully,

The Board of Directors

*Throughout this letter, “Dr. Paul Stoffels” should be read as “Dr. Paul Stoffels, acting via Stoffels IMC BV”

Forward-looking statements

This letter includes forward-looking statements. Such forward-looking statements are not guarantees of future results or events. When used in this letter, the words “will,” “believes,” “ensure,” “intend,” “implement,” “become,” “efficiently,” “very,” “well,” “safeguard” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding the appointment of Dr. Paul Stoffels* as combined Chair/CEO, the appointment of Jérôme Contamine as Lead Non-Executive Director, and the review of our Renumeration Policy and the possible outcomes thereof. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results, performance or achievements to differ materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation: the risk that we may not be able to realize the expected benefits from the appointment of the Chair/CEO, the Lead Non-Executive Director and the review of our Remuneration Policy. For a discussion of other risks and uncertainties and other important factors, any of which could cause our actual results, performance or achievements to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC), as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. These forward-looking statements speak only as of the date hereof, and we make no commitment to update any forward-looking statements in this document, unless specifically required by law or regulation.

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